Exhibit 21

List of Principal Subsidiaries of MediCor Ltd.

Subsidiary	Country	State
HPL Biomedical, Inc. d/b/a Biodermis	US	Delaware
III Acquisition Corporation d/b/a	US	Delaware
PIP.America
Intellectual Property International, Inc.	US	Delaware
International Integrated Development Company	US	Delaware
International Integrated Europe Ltd.	British Virgin Islands
International Integrated Incorporated	British Virgin Islands
International Integrated Management, Inc.	US	Delaware
International Integrated U.S.A. Incorporated	British Virgin Islands
Laboratoires Eurosilicone S.A.	France
ES Holdings SAS	France
MediCor Latin America S.A. de C.V.	Mexico
Dermatological Medical Products and Specialties, S.A. de C.V.	Mexico